May 13, 2005

John Fieldsend, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

        Re: Alliance Recovery Corporation ("ARC")
        Amendment No. 2 to Registration Statement on Form SB-2
        File No. 333-121659
        Filed on April 21, 2005

Dear Mr. Fieldsend:

The following is in response to David Mittleman, Esq.'s letter dated May 5, 2005:

General
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1.   We note your response to the our prior comments 16. Please disclose on the prospectus cover page and in the Plan of Distribution that Brawley Cathers Limited is a broker-dealer and an "underwriter" within the meaning of the Securities Act of 1933 with respect to the shares that it is offering for resale.

     ANSWER: The prospectus cover page and Plan of distribution have been revised to disclose that Brawley Cathers Limited is a broker-dealer and an "underwriter" within the meaning of the Securities Act of 1933 with respect to the shares that it is offering for resale.


2. In this amended filing it appears that you registration statement fee table and your Selling Shareholder table are inconsistent. We note that in your fee table, you state that you are registering 6,805,858 shares. However, your Selling Shareholder table states that your shareholders are selling 6,805,658 shares. Please revise or advise. Also, it appears that the second-line entry in this amendment's fee table, 2,436,502, increases the number of shares you are registering by 182,573 from your original and first amendment to the registration statement. Please tell us why those securities were not in the prior versions of the registration statement. Further, based upon the Selling Shareholder table on page 39 and Footnote 1 of that table, it appears that you have doubled the amount of shares you are registering on behalf of 1451624 Ontario, Inc. by an additional 382,573 shares. If this is correct, please tell us when the sale of the additional securities to 1451624 Ontario, Inc. was completed, providing us with all the relevant facts and dates. Otherwise, please revise or advise.

     ANSWER: There was a typographical error in the registration fee table. The number of shares being Registered is 6,805,658. This has been revised. The number of shares in the second-line Entry of 2,436,502 is correct. As indicated below, we have not changed the selling security Holders since the initial registration statement (other than the mistake regarding 1451624 Ontario, Inc. With respect to the additional shares we are registering for 1451624 Ontario, Inc., Please note the following: (1) In the original SB-2 registration statement and Amendment No. 1, we had listed 382,573 shares underlying warrants in 2 places (the final 2 listings in the selling security holder's table, one being the only selling shareholder that only had warrants). Footnote (1) was incorrect and should have stated 765,146 shares underlying warrants. In Amendment No.2, we properly added the full 765,146 shares underlying warrants in the correct table (selling shareholders that only had warrants), but incorrectly do not delete the 382,573 warrants from the top table. We have done this in Amendment No. 3.

3. In addition, we note two more entries in the registration fee table for 200,000 shares on behalf of Mirador Consulting, Inc. that apparently were not listed on your original or first amendment to the registration statement. Again, please tell us why those securities were not in the previous versions of the registration statement when the sales to Mirador were completed, providing us with all relevant facts and dates.

     ANSWER: The additional two entries are for registering 100,000 shares each underlying warrants for Mirador that were always listed in the selling security holders table. The original registration statement and Amendment No. 1 had grouped the warrants for the fee registration table with all other warrants being registered. Since 100,000 warrants have an exercise price of $5.00 and the other 100,000 warrants have an exercise price of $7.50, we revised the fee registration table to properly reflect the fee for these warrants. We did not register additional shares for Mirador. In reviewing the section on the Mirador Consulting Agreement in the registration statement, it specifically states that Mirador's 2005 agreement entitles Mirador to 300,000 additional "restricted" shares, which are obviously not being registered in the registration statement.

Outside Front Cover of Prospectus
----------------------------------

4. We note your response to our prior comment 2. You state "(b)ased on this, the purchasers in this offering may be receiving an illiquid security". Please revise to more clearly indicate that the securities may be illiquid because no market exists for their shares to develop.

     ANSWER: This section has been revised to more clearly indicate that the securities may be illiquid because no market exists for their shares to develop.

Plan of Operations, Page 14
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5.   We reissue our prior comment 9, You state that as a condition precedent to the interested Corporate finance entities participating in your expansion, you must be traded publicly on a recognized stock exchange. Therefore, it is unclear why you have deleted the language referring to the American Stock exchange, the Nasdaq SmallCap, and being traded on a recognized exchange in this section.

     ANSWER: We have not reinserted language regarding the American Stock Exchange or NASDAQ Small Cap since the Company only intends to attempt to be quoted on the OTC Bulletin Board at the current time. This section was amended to reflect that the OTC Bulletin Board is recognized as a stock exchange for the purpose of the interested corporate finance entities.


Very truly yours,

ANSLOW & JACLIN, LLP

BY: s/s Anslow & Jaclin, LLP
ANSLOW & JACLIN, LLP